

Mail Stop 3720

February 26, 2009

Mr. Joseph Leeder
President and Chief Executive Officer
Envoy Capital Group Inc.
172 John Street
Toronto, Ontario Canada M5T 1X5

> **Re: Envoy Capital Group Inc.**
> **Form 20-F for Fiscal Year Ended September 30, 2008**
> **Filed December 24, 2008**
> **File No. 000-30082**

Dear Mr. Leeder:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 20-F

General

1.   We note that you have changed your name to Envoy Capital Group Inc. Please follow the instructions in Section 5.4 of the EDGAR Filing Manual (Volume 1) to update the company's information. You may access the EDGAR Filing Manual at http://www.sec.gov/info/edgar/edmanuals.htm.

Item 19. Exhibits
Exhibits 12.1 and 31.2

2.   We note that you have omitted language from the introduction to paragraph 4 of
        the certifications required by Form 20-F and Exchange Act Rule 13a-14(a).
        Revise your certifications to include the introductory language of paragraph 4 of
        Item 601(31)(i) of Regulation S-K. More specifically, revise to refer to "internal
        control over financial reporting (as defined in the Exchange Act Rules 13a-15(f)
        and 15d-15(f))" immediately following your reference to disclosure controls and
        procedures. Please file an amendment to the Annual Report on Form 20-F that
        includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and
        5 of the certifications.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

        (d) Revenue Recognition

3.   Tell us why you believe that "substantially complete" meets the criteria for
        revenue recognition under the completed contract method.

                                *   *   *   *

        As appropriate, please amend your filing and respond to these comments through
correspondence over EDGAR within 10 business days or tell us when you will provide us
with a response. Please furnish a letter that keys your responses to our comments and
provides any requested information. Detail letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that

    •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

Mr. Joseph Leeder
Envoy Capital Group Inc.
February 26, 2009
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Scott G. Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director